August 18, 2011

VIA EDGAR

Mr. John Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Propanc Health Group Corporation Amendment No. 1 to the Registration Statement on Form S-1 Filed June 23, 2011 File No. 333-175092

Dear Mr. Krug:

We are counsel to Propanc Health Group Corporation (“Propanc,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated July 19, 2011, relating to the above-captioned Registration Statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement on Form S-1, a copy of which has been marked with the changes from the initial filing and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment in italics immediately thereafter.

Form S-1
General

Comment 1.     Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

Response:        The Company will provide the Securities and Exchange Commission with all graphic, visual, or photographic information that will be included in the printed prospectus prior to its use.

Comment 2.     Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:        The Company notes the comment above.

Comment 3.     Please update the discussion in your prospectus to the most recent date practicable.

Response:        The discussion in the Registration Statement has been updated to the most recent date practicable, as per the above comment.

Cover Page

Comment 4.     We note the registration statement pertains to a combined primary and secondary offering of common stock, the primary offering will be conducted by the company’s officers and directors, and that these individuals are also identified as selling shareholders. Please expand the discussion on the cover page and in the plan of distribution section to clarify whether the primary offering will be completed prior to the beginning of the secondary offering. Alternatively, please consider providing two separate prospectuses or the filing of alternate pages reflecting the respective offerings in the next amendment.  Regardless of the alternative you select, please identify your affiliates as underwriters.  In addition, the prospectus should be updated by filing a post-effective amendment after completion of the primary offering to describe the results of the primary offering.  We may have additional comments.

Response:        The Registration Statement has been modified to include alternate pages reflecting the offerings.  In addition, the Registration Statement has been revised to address the other comments above.  Please see the cover page of the Registration Statement.  The Company also undertakes to file a post-effective amendment after the completion of the primary offering.

Comment 5.     Please state whether there is any minimum amount that must be raised as a result of the primary offering, whether there are any minimum purchase requirements, and whether there are any arrangements to place the funds in an escrow, trust, or similar account.  If you have not made any of these arrangements, state this fact and describe the effect on investors.  See Item 501(b)(8) of Regulation S-K.

Response:        The Registration Statement has been revised in response to this comment.  Please see the cover page of the Registration Statement.

Prospectus Summary

Our Company, page 1

Comment 6.     Please include a discussion of the material terms of the exchange offer, the nature of your operations prior to the exchange offer, the approximate percentage ownership the  64.7 million shares represented on the date of the exchange, and the affiliation, if any, between Propanc Pty Ltd. and you prior to the exchange offer.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 1 of the Registration Statement.

The Offering, page 2

Comment 7.     Please expand the presentation to include a line item for the number of shares to be offered by the company.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 2 of the Registration Statement.

Comment 8.    Please reconcile the number of shares outstanding prior to the offering with the number of shares reflected on your financial statements and the section entitled “Recent Sales of Unregistered Securities.”  We may have additional comments.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 2 and page II-2 of the Registration Statement.

9.   We note you indicate the number of shares outstanding prior to the offering is the same as the number of shares outstanding immediately following the offering which includes up to five million shares on a best efforts basis.  Please advise or revise.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 2 of the Registration Statement.

Risk Factors – General

10. Please expand the risk factor section to include risk factors specifically addressing:

●	Your accountant’s going concern opinion;
●	Potential product liability claims; and
●	The lack of independent directors and related corporate governance issues and potential risks to shareholders.

Response:        The Registration Statement has been revised to include the risk factors requested.  Please see pages 6 and 10 of the Registration Statement.

11. We note you may be substantially dependent upon one or more third parties to conduct your research and clinical studies.  If you are, please add a risk factor to address this fact. Also, please file copies of these agreements as exhibits and discuss them in greater detail in your business section.  If you do not believe that you are substantially dependent upon these agreements, please provide an analysis supporting your determination.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:        The Company is not substantially dependent on any one particular third party to carry out its research and clinical studies, as it follows a standard outsourcing model which involves outsourcing a number of its key research and development activities.  It is not reliant on any one particular company to carry out all of its activities.  As such, we believe that the requested risk factor is not necessary.

“Our ability to continue as a going concern…,” page 4

Comment 12.   Please expand the discussion to quantify the amount of losses you have incurred in each of the past two years and the amount of your accumulated deficit.  In addition, please disclose that as of March 31, 2011, you only had $54 in cash.

Response:        The relevant risk factor has been revised in response to this comment.  Please see page 5 of the Registration Statement.

“Because we will need to finance our future cash needs through securities offerings…,” page 4

Comment 13.   We note your belief that “the net proceeds from our prior private equity offerings and existing cash will be sufficient to enable us to fund our projected operating requirements for the next twelve (12) months….” Please reconcile this statement with the fact that as of March 31, 2011 your available cash resources apparently consisted of $54 in cash and a receivable for $2608, and the statement at the bottom of page 14 “therefore, we do not have enough available cash to meet our obligations over the next 12 months.”  We may have additional comments.

Response:        The relevant risk factor has been revised to in response to this comment.  Please see page 5 of the Registration Statement.

“Because pre-clinical and clinical trials required for our product candidates…,” page 5

Comment 14.   Please expand the discussion to briefly discuss whether and the extent to which you have conducted pre-clinical and clinical trials.

Response:        The relevant risk factor has been revised to in response to this comment.  Please see page 7 of the Registration Statement.

“If we are unable to obtain sufficient and adequate supplies necessary for the manufacturing of our product…,” page 6

Comment 15.   It is unclear from the discussion whether there is, in fact, a sole source supplier for the components of your product.  If you are substantially dependent on any of your raw material or component suppliers, please identify them here and identify the products that are materially dependent on the raw materials or components.  Also, please file copies of these agreements as exhibits and discuss them in greater detail in your business section.  If you do not believe you are substantially dependent upon these agreements, please provide an analysis supporting your determination.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:        The Company is of the opinion that it is not reliant on any sole supplier for its key components of its lead formulation.  Such determination is based on the fact that the raw materials it requires are readily available from a variety of suppliers.  In order to minimize any potential risk, the Company intends to source its key components from at least two suppliers at any given time.

 “If we lose key management or scientific personnel…,” page 8

Comment 16.    Please expand the discussion to state the extent to which you have employment agreements with your key personnel.  If applicable, please file these employment agreements as exhibits.

Response:        The relevant risk factor has been revised to in response to this comment.  Please see page 10 of the Registration Statement.  In addition, the letters of Appointment for Drs. Julian Kenyon and Douglas Mitchell have been included as Exhibits 10.10 and 10.11, respectively.

Use of Proceeds, page 11

Comment 17.   Please revise the disclosure to indicate the order of priority and the amount allocated for each specified purpose and discuss your plans if substantially less than the maximum amount of proceeds is obtained.  The disclosure should quantify the amount to be used for each purpose at different levels of offering proceeds.  For example, disclose how proceeds will be allocated if 100%, 50%, 25%, and 10% of the total maximum amount of proceeds are received.

Response:        The Use of Proceeds section of the Registration Statement has been revised to include the disclosure requested.  Please see page 13 of the Registration Statement.

Comment 18. Please describe what stage of development you expect to achieve for each indication for your product candidates using the proceeds from the offering.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 13 of the Registration Statement.

Comment 19.   We note the discussion under “Liquidity and Capital Resources” concerning the $400,000 “down payment toward prospective acquisitions.”  We also note the terms of Section 2 of Exhibit 10.7.  If proceeds of the offering will be used for acquisitions, the use of proceeds discussion should be expanded accordingly.  See also Instruction 6 to Item 504 of Regulation S-K.  We may have additional comments.

Response:       Proceeds from the best efforts offering will not be used for prospective acquisitions but will be used solely as set forth in the Use of Proceeds section.  Please see page 13 of the Registration Statement.

Market for Common Stock, page 12

Comment 20. Please expand the discussion to describe the criteria that must be satisfied for acceptance of an application for quotation on the OTC Bulletin Board.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 15 of the Registration Statement.

Comment 21.   Please expand the discussion to provide the dates of availability and the number of shares that may be sold by affiliates in accordance with Rule 144.

Response:        The Registration Statement has been revised in response to this comment to state the number of shares that may be sold by affiliates and to state that such affiliates may sell their shares after the six-month holding period.  Please see page 15 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Comment 22. You state that the discussion relates to your subsidiary, Propanc Pty Ltd.  Please revise to discuss the results of operations for the consolidated entity, Propanc Health Group Corporation.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 15 of the Registration Statement.

For the Year Ended June 30, 2010 compared to the Year ended June 30, 2009
Revenue, page 13

Comment 23.    Please expand the discussion to explain the significance, if any, of your supply of unlicensed medicine to treat patients at the Dove Clinic, including potential legal and liability ramifications, if any.

Response:        The Registration Statement has been revised to state that the Company’s management believes that there will be no ramifications from the supply of unlicensed medicine to the Dove Clinic.  In the United Kingdom, an unlicensed relevant medicinal product may only be supplied in accordance with the provisions of Schedule 1 of the The Medicines for Human Use (Marketing Authorisations) Regulations 1994 [SI 1994/3144], (the MA Regs.).   Schedule 1 exempts relevant medicinal product which is supplied to fill a "special need"  from the need for a marketing authorization, provided that such supply is in response to a bona fide unsolicited order, formulated in accordance with the specification of a doctor, dentist or supplementary prescriber and for use by his individual patients on his direct responsibility.  The supply of the unlicensed medicine to the Dove Clinic was in compliance with Schedule 1.  Please see page 16 of the Registration Statement.

Comment 24.   Since Dr. Kenyon is the Medical Director of the Dove Clinic, please tell us why you did not sell the medicine directly to the Dove Clinic.

Response:        The Company did not sell the medicine directly to The Dove Clinic Limited because the Company was formed after supply of the medicine was undertaken by the Dove Clinic.  The supply of the unlicensed medicine to patients continued over a period of eighteen months.  During this period, the Company was formed on the basis that it would develop and commercialize the technology based on the clinic results observed by Dr. Kenyon at the Dove Clinic after treating a number of advanced cancer patients in his clinic under the UK Specials License Scheme.

For the Year Ended June 30, 2010 Compared to the Year Ended June 30, 2009
Administration Expense, page 14

Comment 25.    Please revise your discussion to explain why your stock based expense was much higher during the fiscal year ended 2010.

Response:        The Registration Statement has been revised to include the disclosure requested.  Please see page 16 of the Registration Statement.

Liquidity and Capital Resources, page 14

Comment 26.   Please tell us whether you are affiliated with Churchill and Associates.  We may have additional comments.

Response:        The Company had entered into certain agreements with Churchill and Associates in August 2010.  The Company has terminated its agreements with Churchill and Associates and has retained the services of a new advisor.  At the present time, the Company is not affiliated with Churchill and Associates.

Business
Overview, page 16

Comment 27.   The overview presentation should be balanced.  Since you are in the very early stages of drug development, please temper your positive conclusions with the fact that substantial additional testing will be required.  The discussion should be expanded to disclose the types of additional tests you will need to conduct and that early results obtained may not be replicated in later and larger trials. In addition, your positive conclusions should be modified by either expressing them as a hope that additional testing will confirm any of the positive results you describe or, alternatively, delete the conclusions.

Response:        The Business section of the Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Comment 28. Please disclose whether your clinical studies were reported in any scientific journals. If so, please identify the journals and state whether the study was subject to peer review. Also, please advise us as to whether any other studies of Propanc have been conducted. If so, provide comparative disclosure.

Response:        The Business section of the Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Comment 29.   Please expand the discussion to describe the general development of the company and its predecessors for at least the past five years as requested by Item 101 of Regulation S-K.

Response:        The Business section of the Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Comment 30.   We note you “have engaged leading scientific experts in the field….” Please provide us with the basis for the statement that these individuals are leading experts or delete the word “leading.”

Response:        The Business section of the Registration Statement has been revised to delete the word “leading”.  Please see the Business section beginning on page 19.

Comment 31.   Please define the term “proenzyme” and briefly describe the nature of the components of your formula and how it acts as a cancer preventative.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Overview sub-section of the Business section on page 19 of the Registration Statement.

Comment 32.   Please explain what you mean by the phrase “has proven to not encounter resistance.”

Response:        The Business section of the Registration Statement has been revised to delete the above referenced sentence.  Please see the Business section beginning on page 19.

Comment 33.   We note the use of the terms “dose” and “treatment” in your description of the proposed product.  Please clarify whether the terms are interchangeable or signify a difference in application or usage.

Response:        The Business section of the Registration Statement has been revised in order to clarify the terms “dose” and “treatment”.  Please see the Business section beginning on page 19.

Comment 34. Please expand the discussion to explain why you consider the formulation to be unique.  In this regard, we note the original formulation you tested was developed by third parties and your website refers to Dr. Beard’s 1911 article concerning the enzyme treatment of cancers.

Response:        The Business section of the Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Comment 35.   Since your proposed product is designed to treat cancer patients, please expand the discussion to explain what you mean by “high risk” patients as opposed to other patients who may need therapy to prevent their respective cancers from returning and spreading.

Response:        The Business section of the Registration Statement has been revised in response to this comment.  Please see the Overview sub-section beginning on page 19.

Comment 36. Please expand the discussion relative to the “leading scientific experts” you have engaged to:

●	Describe when the experts were engaged;
●	Describe the purpose of their engagement;
●	Indentify the experts; and
●	Discuss the extent to which the experts will receive compensation as a result of further development and sale of the proposed product(s).

Response:        The Registration Statement has been revised in response to this comment.  Please see the Government Approval sub-section section beginning on page 29.

Comment 37.   Please identify who provided Drs. Kenyon and Mitchell permission in 2007 to perform clinical trials.

Response:        The Registration Statement has been revised in response to this comment.  Please see the “Company History” sub-section section beginning on page 19.

Comment 38.  We note the “permission” pertained to “a non-commercial supply of proenzyme suppositories.” Please clarify what you mean by this term including whether commercial supplies of proenzyme suppositories are already available and, if so, for what purposes.

Response:       The Registration Statement has been revised in response to this comment.  Please see the “Company History” sub-section under the Business section on page 19.

Comment 39.   Please identify who created “the newly developed proenzyme formulation” that was the subject of clinical trial for which permission was received in 2007.

Response:        The Registration Statement has been revised in response to this comment.  Please see the second to the last paragraph under the “Company History” sub-section section of the Business  section on page 19.

Comment 40.    We note the reference to Propanc as your “primary” product.  Please expand the discussion to identify your other products and the extent of their development, if any.

Response:        The Registration Statement has been revised to delete the word “primary”.

Comment 41.   We note Drs. Kenyon and Mitchell and Mr. Nathanielsz prepared a strategy to commercialize the product after a successful trial.  Please expand the discussion to describe the trial including:

●	When and where it was conducted;
●	Who conducted the trial;
●	The duration of the trial;
●	The trial results;
●	The nature of the control groups;
●	Group sizes;
●	Target indications;
●	Endpoints tested;
●	Results; and
●	Values obtained.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Comment 42.     Please expand the discussion to specifically describe how extensive the research and how limited the clinical trials you conducted were.

Response:        The Registration Statement has been revised in response to this comment to state that no formal clinical trials were conducted but rather, a retrospective review of patients’ notes.  Please see the Business section beginning on page 19.

Comment 43.    Please state how many trials you have conducted, the approximate duration of each trial, and the number of patients treated in the respective trials.  In this regard, we note the registrant was formed in November 2010 and the Australian subsidiary was formed in October 2007. We also note the reference to the fact your directors have worked with researchers over the past 15 years and have enhanced the potency of the treatment.  Please expand the discussion to clarify whether and the extent to which your formulation has changed during the course of your clinical trials.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Comment 44.   Please reconcile the reference on page 16 to your research and development team with the statement on page 21 that you have one employee.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 30.

Comment 45.    We note the reference to the limited trials conducted on 46 patients.  Please expand the discussion to:

●	Identify when the trial was conducted and by whom;
●	Describe the duration of the trial;
●	Provide more specific information concerning the results of the trial including a breakdown of the details of the patients who “lived significantly longer that
●	initially expected” as well as the patients who died prior to their expected survival time;
●	Discuss whether there was a “control” group among the 46 participants and the nature of any control groups;
●	The size of any groups;
●	Targeted indications;
●	Endpoints tested;
●	Results;
●	P values obtained; and
●	Identify who determined the anticipated life expectancy used as the trial benchmarks and describe how such life expectancy was calculated.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Comment 46.   Please tell us the basis for your belief that your treatment will work with a number of different cancer types over a prolonged period. In this regard, we note that half of the participants in the limited trial involving your treatment died prematurely.  We may have additional comments.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Comment 47.    If half of the participants in the limited clinical trial died prematurely, what is the basis for the statement that Propanc has demonstrated minimal side effects and low toxicity.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page19.

Current Operations, page 17

Comment 48.   Please expand the discussion to describe your current drug development program and explain why you are focusing your efforts, inter alia, on distribution when you currently estimate it will take seven years to “satisfy the applicable regulator that Propanc is safe and effective.”

Response:        The Registration Statement has been revised in response to this comment.  Please see the “Current Operations” sub-section of the Business section beginning on page 25.

Strategy, page 17

Comment 49.   Please expand the discussion to describe how you intend to develop and commercialize your proposed products and the timeline for such action.  In this regard, we note you have only one employee.

Response:        The Registration Statement has been revised in response to this comment.  Please see the “Development Strategy” and “Development Plan and Milestones” sub-sections beginning on page 23.

Comment 50.  The reference in the “Overview” section to the use of your product as “a follow up, non- toxic, long term therapy to prevent cancer from returning and spreading” may tend to imply the product is intended for use subsequent to surgery or another primary method of treatment.  Your discussion of strategy suggests you may try to develop Propanc as an initial treatment upon the detection of cancer. If applicable, please expand the discussion to clarify whether and how development of Propanc as a primary treatment instead of a follow up treatment will impact the timing and cost of obtaining required regulatory approval.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Limitations of Current Therapies, page 18

Comment 51.   The discussion pertaining to the limitation of current therapies appears to apply to most, but not all of the “new treatments.”  Please balance the discussion to identify the treatments that do not have the limitations referred to in the discussion.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19.

Market Opportunity, page 19

Comment 52.    Please provide the basis for the following statements:

●	“Oncology drug sales are experiencing rapid growth and reached US$55 billion in 2009…;”
●	“Cancer currently affects 1 in 3 people: The most commonly occurring cancers are those of the lung, breast and colon…;” and
●	“10 major pharmaceutical companies currently account for approximately 75% of global oncology sales.”

Response:        The Registration Statement has been revised in response to this comment.  Please see page 26 of the Registration Statement.

Comment 53.   With respect to the amount of oncology drug sales in 2009, what portion of this market is attributed to each of the specific types of products you intend to provide.  If you do not intend to serve the global market, the discussion of your anticipated market should be revised accordingly.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 27 of the Registration Statement.

Competitive Strength Comparison Between Product Types, page 19

Comment 54.   Please identify the source of the comparison chart.

Response:        The Comparison Chart has been deleted in response to this comment.

Comment 55.    We note you have limited clinical data for Propanc and that you estimate it will take seven years for regulatory approval of your product, if at all.  In view of the limited testing to date and early stage of development, please delete the table.

Response:        The table has been deleted in response to this comment.

The Enhanced Formulation, page 20

Comment 56.   Please expand the discussion to identify who conducts the scientific research on your behalf, how they are compensated and by whom, and whether these researchers have a continuing financial interest in the development and commercialization of Propanc.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19 of the Registration Statement.

Comment 57.   Please expand the discussion in the last paragraph of this section to:

●	Clarify whether the “novel formulation” is Propanc;
●	Provide the basis for the statement that the newly combined formula performed as well as the clinically proven drug Nexavar;
●
Provide the basis for the statement that since small molecule drugs tend to encounter resistance and often have serious side effects, this demonstrates the clinical potential of your novel formulation; and

●	Identify your “local contract research partner.” If you are materially dependent upon this provider, consider adding a risk factor to address this issue.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 20 of the Registration Statement.

Comment 58. Please clarify whether your JBp-lvP/DCM formulation is covered by any of the patents or patent applications referred to in the section entitled “Intellectual Property.”

Response:        The Registration Statement has been revised in response to this comment.  Please see page 20 of the Registration Statement.

Comment 59.   We note the discussion of the success fee agreement under “Subsequent Events” on page F-22.  Please expand the discussion under “Enhanced Formulation” to address this agreement and file the agreement as an exhibit.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 21 of the Registration Statement.  In addition, the agreement has been included as Exhibit 10.9.

License Agreements, page 20

Comment 60.    Please expand your discussion to describe each material collaboration, commercial and license agreement.  The discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amounts of any milestone payments, duration of the contracts, termination provisions, royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms.  The discussion of royalty provisions should provide the applicable royalty rate.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 28 of the Registration Statement.

Comment 61.    Please expand the discussion with respect to each patent underlying the respective licenses to indicate:

●	When the patent was filed;
●	In which jurisdiction(s) the patent(s) were filed;
●	Whether the patent application is still pending or when the patent was granted;
●	The name under which the patent was submitted;
●	Whether the licensor or you are responsible for the costs of obtaining the respective patent and the legal defense of the patent; and
●	he expiration date of each patent granted.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 28 of the Registration Statement.

Comment 62.   Please expand the discussion to describe the history and nature of your relationship with the University of Bath and to disclose the University’s interest in the patent and commercialization rights of your proposed product. In this regard we note Exhibit 10.5 refers to your July 18, 2008 agreement with the University of Bath and states the University owns the intellectual property in the project results.  We also note such intellectual property appears to include the mechanism of action of your primary proposed product.  Please file the July 18, 2008 agreement as an exhibit.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 28 of the Registration Statement.  In addition, the July 18, 2008 agreement has been filed as Exhibit 10.12.

Comment 63.    Please clarify whether and how the Dove and Opal studies pertain to the research conducted by the University of Bath.

Response:        The Registration Statement has been revised in response to this comment.  Please see pages 28 to 29 of the Registration Statement.

Comment 64.    Schedule I to Exhibit 10.5 pertains to the scope of research to be conducted by the University of Bath and refers to various cell lines and research topics.  Please expand your business discussion to include a section addressing the nature and results of these research projects.

Response:        The Business section of the Registration Statement has been revised in response to this comment.  Please see the discussion beginning on page 19 of the Registration Statement.

Intellectual Property, page 20

Comment 65.   Please expand the discussion to state how many patents and pending patent applications, respectively, you currently have.

Response:        The Business section of the Registration Statement has been revised in response to this comment.  Please see the discussion beginning on page 28 of the Registration Statement.

Comment 66.   Please define the term “provisional” patent application.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 28 of the Registration Statement.

Comment 67.    Please expand the discussion to address the anticipated time period for grant or denial of a patent application, the anticipated cost, if any, to obtain the respective patents, and the duration of Australian and international patents, if granted.  In this regard, we note you have not allocated any offering proceeds for patent related expenditures.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 28 of the Registration Statement.

Government Approvals, page 21

Comment 68.    Please expand the discussion to:

●	Define the term “UK Specials License” and its significance;
●	Explain what you mean by the term “source a non-commercial supply;”
●	Identify the third parties who developed the three component formulation;
●	Clarify whether this formulation is the Propanc formulation referred to in the prospectus;
●	Describe the “investigator trial” referred to in this section including the identity of the investigator, when this trial was conducted, and who paid for the trial;
●	Define the term “Special Access Scheme;”
●	Tell us when the Dove and Opal trials were conducted, over what period of time, and the number of patients included in each trial, respectively; and
●	Explain the term “classical drug development program,” and why the decision to pursue the advanced formulation of Propanc necessitated a change in “the path we will enter into the clinical trial.”

Response:        The Government Approvals section of the Registration Statement has been revised to delete certain references quoted above and to clarify certain terms used.  Please see page 29 of the Registration Statement.

Comment 69.   We note one of your current goals is to possibly conduct trials “through the German Health Authorities who have experience with oral enzyme therapy….”  Since your 46 patient study was conducted with suppositories, please expand the discussion to explain the reasons for the apparent change in proposed delivery system and whether this change may impact the results of your prior research.

Response:        The Registration Statement has been revised in response to this comment.  Please see the Business section beginning on page 19 of the Registration Statement.

Clinical Trials, page 21

Comment 70.   We note your clinical trials will be managed and supervised by Dr. Kutz, your Chief Medical Officer.  We also note the discussion on page 23 identifies Dr. Kutz as your “Acting Chief Medical Officer.”  Please reconcile these statements and state whether you have an employment agreement with Dr. Kutz.  If Dr. Kutz’s prospective employment is conditional, please describe the conditions.

Response:        The Registration Statement has been revised to indicate that Dr. Kutz is the Company’s Acting Chief Medical Officer.  In addition, please note that the Company has no agreement with Dr. Kutz, who continues to be remunerated as an independent consultant to the Company.  There are no pre-determined conditions relating to Dr. Kutz employment with the Company.  Please see the pages 30 and 31 of the Registration Statement.

Management, page 22

Comment 71.   Please provide Dr. Mitchell’s specific work experience for the past five years.

Response:        The Registration Statement has been revised in response to this comment.  Please see the page 30 of the Registration Statement.

Comment 72.   Please provide the information requested by Item 407(a) and (e)(4) of Regulation S-K to the extent applicable.  See Item 11 of Form S-1.

Response:        The Registration Statement has been revised in response to this comment.  Please see pages 30 to 31 of the Registration Statement.

Committees of the Board of Directors, page 23

Comment 73.   Please expand the discussion to also include nominating committee as requested by Item 407(a) of Regulation S-K.

Response:        The Registration Statement has been revised in response to this comment.  Please see page 31 of the Registration Statement.

Selling Shareholders, page 27

Comment 74.   You have included a footnote 13 to identify the individual with voting power and dispositive control over the shares held by Suzani Pty Ltd., however there is no footnote 13.  Similarly, you have included footnote 12 at the bottom of page 27, however there is no footnote 12 reflected in the table of selling shareholders. Please revise or advise.

Response:        The disclosure on the Selling Shareholder table has been corrected.  Please see page SS-4 of the Registration Statement.

Plan of Distribution, page 29

Comment 75.   We note “the offering will be conducted on a best-efforts basis utilizing the efforts of our officers and director.”  Since you have three directors, please clarify whether you are referring to Dr. Kenyon in his capacity as a director.

Response:       The Plan of Distribution section has been revised to indicate that all of our directors will be assisting in the best efforts offering.  Please see page 36.

Comment 76.   Since your officers and directors are also selling shareholders in the offering, please expand the discussion to explain how prospective investors will know whether the shares they may purchase are offered by the company or the officers and directors personally.

Response:       The Plan of Distribution section has been revised in response to this comment.  Please see page 36.

Comment 77.   We note you intend to offer your common stock in New York, Florida, Massachusetts, Connecticut and Illinois. Since neither the registrant, its subsidiary, nor its officers and directors are apparently resident in the United States, please tell us how you propose to conduct the offering in the aforementioned states.  We may have additional comments.

Response:        The Plan of Distribution section has been revised to indicate that the Company expects to have opened an office in New York prior to the registration statement being declared effective.  Please see page 36.

Comment 78.   Please expand the discussion to include a specific description of the nature, parties and terms of the agreement filed as Exhibit 10.8.

Response:      The agreement with Consulting for Strategic Growth is simply for consulting services to be rendered  by it to the Company.  As such, we respectfully submit that no changes to the Plan of Distribution section is required pursuant thereto.

Comment 79.   Please expand the discussion to include a specific description of the nature, parties and terms of the June 2011 described under “Subsequent Events” on page F-22 whereby a consultant is entitled to receive approximately 7.2 million shares of your common stock. Since the condition for the issuance of these shares is the filing of your registration statement, please state whether the approximately 7.2 million shares have been issued and when.  Please confirm whether the June 2011 agreement pertaining to the approximately 7.2 million shares is the agreement filed as Exhibit 10.6.

Response:        The Company has terminated the June 2011 agreement referred to under “Subsequent Events” on page F-22 and as such, no modifications were made to the Plan of Distribution section.  Please also see the response to comment 83 below.

Comment 80.    Please tell us why you engaged Jersey Fortress Capital Partners on or about June 8, 2011 to assist your “efforts to have [your] securities listed Over-The-Counter via reverse merger reporting but non-trading shell” yet filed a registration statement for your initial public offering on June 23, 2011.  We may have additional comments.

Response:       Jersey Fortress Capital Partners was engaged in order to assist the Company in getting its securities listed via a reverse merger.  However, after several meetings and discussions held by the Company’s management, it was decided that the Company should change course and opted to file the Registration on Form S-1.

Notes to Financial Statements
Note 1 – Nature of Operations, Basis of Presentation and Summary of Significant Accounting and Reporting Policies
Australian Goods and Services Tax, page F-9

Comment 81.    You state here that “…assets are recognized net of the amount of GST.”  However, you continue to state that “[r]eceivables and payables in the balance sheets are shown inclusive of GST.”  Please revise your disclosure to clarify whether GST is included or excluded from your balance sheet items.  To the extent it is included, please identify the line item and the amounts that are included.

Response:       The Company believes the disclosure on page F-9 adequately describes the Company's accounting policy for its GST.  However, the Company intends to indicate in its future filings that "Revenues, expenses and Balance Sheet items are recognized net of GST except Payables and Receivables which are inclusive of GST" in order to further clarify the disclosure contained in its future financial statements.

Note 8- Stockholders’ Equity, page F-18

Comment 82.   You state that based on an immaterial difference in the conversion formula, the director shares were converted at other prices immaterially different from the stipulated conversion price.  Please tell us why you believe the difference is immaterial.  Provide us an analysis of the conversion of the loans and accrued interest based on the correct formula vs. the conversion price used and clarify to us why you believe the difference is immaterial.  Your analysis should disclose how many shares would have been issued had the correct conversion formula been used. Consider the guidance in Staff Accounting Bulletin 99.

Response:  The transaction details were as follows:

Julian Kenyon	- Conversion rate was 0.18313576 - Per contract 0.18 Shares issued = 61,066 Should have been = 62,130

James Nathanielsz	- Conversion rate was 0.183125615 - Per contract 0.18 Shares issued = 59,939 Should have been = 60,979

Doug Mitchell	- Conversion rate was 0.183113243 - Per contract 0.18 Shares issued = 3,184,614 Should have been = 3,239,694

Total share difference was 57,185 shares valued at $0.16 and equates to $9,252 charged to additional paid in capital due to the related party nature of the conversions.

Each related party member agreed, in writing, on a conversion deed, to the final share quantity and amount converted.

The reference to immaterial difference in the conversion formula was meant to explain to the reader the reason for the charge to APIC since, had the conversion occurred as stated in the agreement, no charge to APIC (gain or loss if not a related party transaction) would have occurred.  SAB 99 need not be considered as the difference of $9,252 was recorded and there is no further obligation to the shareholders.

The Company will amend future filings to further clarify, stating, "Based on written agreement with the debt holders, there is no further obligation to those shareholders."

Note 12- Subsequent Events, page F-21

Comment 83.   You state that you entered an agreement in June 2011 to issue 7,216, 365 shares to a third party consultant upon a registration statement being filed and that those shares would be initially valued based on the value at the agreement date with changes in fair value recorded at each period until the vesting date.  Since it appears that the quantity and terms of the equity instruments are known up front pursuant to ASC 505-50-30-21, it appears that the final measurement value upon filing the registration statement is based on the IPO price of $1.50.  Please revise to disclose the expected effect on the financial statements.

Response:       The company reviewed various accounting and valuation literature in deriving its position on this topic.  The literature includes, but is not limited to, SAB Topic 4(d), ASC 505-50 and the AICPA Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred herein as "The Guide". The Company believes it has properly disclosed the accounting effects of the transaction in relation to how the financial statements will be effected.  The Company elected not to disclose the value of the shares, but rather only the obligation that the Company was under to issue the shares along with the financial statement accounting effect, as the Company believes the measurement date had not been reached when the auditors report dated June 22, 2011 was issued. Further, the Company believes disclosing the $1.50 value of the shares, at that time, would have been misleading to the reader as the IPO price is not finalized until the registration statement is effective which it was not upon the S-1 filing on June 23, 2011 (See the Guide, Chapter 9, paragraphs 112 and 113).

Regarding the $1.50 valuation of the shares issued for services in June 2011, the Company is of the position that the share issuance should be valued at $0.16 as opposed to the anticipated $1.50 IPO price.  It should be noted that the last sale of the Company's common stock occurred late October 2010 at $0.16 per share.   The Company reviewed the above stated literature when considering the June 8, 2011 share issuance for services and concluded that intervening events occurred prior to the $1.50 estimated IPO price and initial filing of the registration statement (See the Guide Chapter 9, paragraph 113).  The 7,216,365 shares were originally to be issued to Churchill & Associates ("C&A") per an agreement dated August 3, 2010 (3,333,333 upon entering the contract and the remainder upon  the Company filing a Registration Statement) which has been filed as an exhibit to this registration statement.  The Company initially recorded the 3,333,333 shares it was obligated to issue C&A at $0.16 and recorded a prepaid which was being amortized to expense over the one-year term of the August 2010 contract.   Based on events out of the Company's control, this agreement was terminated, as such, the Company removed the remaining unamortized prepaid and related stock issuance to C&A, and the Company entered into an agreement with Jersey Fortress Capital Partners ("Jersey") to continue the Company's efforts of filing a Registration Statement.  It was agreed upon by all parties that the shares that were previously to be issued to C&A, would now be granted to Jersey per the terms of June 2011 agreement which is attached as an exhibit to the Registration Statement. At the time the Company entered into the C&A and also the Jersey agreement and based on historical results, the Company's best estimate of fair value, based on the best information available at the time, was $0.16. The Company's belief is that the $1,154,618 valuation for services based on $0.16 per share is a more accurate reflection of the transaction and its related valuation as opposed to $10,824,548 based on the per share amount of $1.50.  Had a different approach been contemplated, the share quantity would have been drastically reduced.  Value added activities and intervening events have occurred throughout 2010 and 2011 that have added to the $1.50 IPO price none of which was more substantial than the Registration Statement and the IPO itself.

 Recent Sales of Unregistered Securities

Comment 84.   The introductory sentence refers to a description of sales under Regulation S, Section 4(2) of the Securities Act and Rule 506.  However, you have only described the January 29, 2011 exchange offer.  In this regard, we note the discussion on page 2 indicates you have approximately 71.9 million shares of common stock outstanding whereas your financial statements indicate you had approximately 64.7 million shares outstanding as of March 31, 2011.  Please expand the discussion to provide, as applicable, all of the information requested by Item 701 of Regulation S-K for the past three years.

Response:       The Recent Sales of Unregistered Securities section has been revised in response to this comment.  Please see page II-2 of the Registration Statement.

Signatures

Comment 85.   The registration statements must be signed by at least a majority of the board of directors.
See Instruction 1 to Signatures to Form S-1.

Response:       The signature page of the Registration Statement has been revised in response to this comment.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Peter J. Gennuso
Peter J. Gennuso, Esq.